Exhibit 95.1

Mine Safety Disclosures

Safety is a top priority in all our businesses, and accordingly, it is a key component of our focus on operational excellence, our employee performance reviews and employee compensation. Our health and safety program objectives are to prevent workplace accidents and ensure that all employees return home safely and comply with all regulations.

Vistra currently owns and operates, or is in the process of reclaiming, 12 surface lignite coal mines in Texas to provide fuel for its electricity generation facilities. Vistra also owns or leases, and is in the process of reclaiming, two waste-to-energy surface facilities in Pennsylvania. These mining operations are regulated by the U.S. Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977, as amended (the Mine Act), as well as other regulatory agencies such as the RCT. The MSHA inspects U.S. mines, including Vistra's, on a regular basis and if it believes a violation of the Mine Act or any health or safety standard or other regulation has occurred, it may issue a citation or order, generally accompanied by a proposed fine or assessment. Such citations and orders can be contested and appealed to the Federal Mine Safety and Health Review Commission (FMSHRC), which often results in a reduction of the severity and amount of fines and assessments and sometimes results in dismissal. The number of citations, orders and proposed assessments vary depending on the size of the mine as well as other factors.

Disclosures related to specific mines pursuant to Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K sourced from data documented at July 7, 2026 in the MSHA Data Retrieval System for the three months ended June 30, 2026 (except pending legal actions, which are at June 30, 2026), are as follows:

Mine (a)	Section 104 S and S Citations (b)	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Total Dollar Value of MSHA Assessments Proposed (c)	Total Number of Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104	Received Notice of Potential to Have Pattern Under Section 104	Legal Actions Pending at Last Day of Period (d)	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Beckville	—	—	—	—	—	—	—	—	—	—	—	—
Big Brown	—	—	—	—	—	—	—	—	—	—	—	—
Bremond	—	—	—	—	—	—	—	—	—	—	—	—
Honeybrook Refuse Operation	—	—	—	—	—	—	—	—	—	—	—	—
Kosse	—	—	—	—	—	2	—	—	—	2	2	1
Leesburg	—	—	—	—	—	—	—	—	—	—	—	—
Liberty	—	—	—	—	—	—	—	—	—	—	—	—
Northeastern Power Cogeneration Facility	—	—	—	—	—	—	—	—	—	—	—	—
Oak Hill	—	—	—	—	—	—	—	—	—	—	—	—
Sulphur Springs	—	—	—	—	—	—	—	—	—	—	—	—
Tatum	—	—	—	—	—	—	—	—	—	—	—	—
Three Oaks	—	—	—	—	—	—	—	—	—	—	—	—
Winfield North	—	—	—	—	—	—	—	—	—	—	—	—
Winfield South	—	—	—	—	—	—	—	—	—	—	—	—
____________
(a)Excludes mines for which there were no applicable events.
(b)Includes MSHA citations for mandatory health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.
(c)Total value in thousands of dollars for proposed assessments received from MSHA for all citations and orders issued in the three months ended June 30, 2026, including but not limited to Sections 104, 107 and 110 citations and orders that are not required to be reported.
(d)There were two pending actions before the FMSHRC involving a coal or other mine. All pending legal actions are contests of proposed penalties.